NEWS RELEASE 05-28	October 3, 2005

FRONTEER INTERSECTS 0.12% U3O8 OVER 42 METRES AND DEEPENS MICHELIN URANIUM
DEPOSIT BY 100 VERTICAL METRES

Fronteer Development Group Inc. (“Fronteer”) (FRG-TSX/AMEX) has completed its first deep drill hole beneath the historic Michelin deposit and intersected 0.12% U3O8 (2.64 pounds U3O8 per tonne) over a true width of 42 metres including 0.24% U3O8 over a true width of 9.6 metres in drill hole M-05-02C.

This pivotal drill hole undercut the Michelin deposit by 100 vertical metres and is now both the deepest and widest uranium intersection in the Michelin orebody. This drill hole adds 110 metres of down dip extension to the 45 degree dipping orebody, representing an approximate 50% volume increase to this section of the resource area.

For a detailed cross section map through this part of the Michelin orebody, please go to the following URL: www.fronteergroup.com/i/ir/Michelin05-28.jpg.

Uranium mineralization in M-05-02C comprised three primary closely spaced zones separated by lower grade intervening material and thin post mineralization dikes. These intervals returned:

1.	0.15% U3O8 over 8.3 metres from a down hole depth of 369.5 metres

2.	0.14% U3O8 over 8.9 metres from a down hole depth of 387.1 metres

3.	0.24% U3O8 over 9.6 metres from a down hole depth of 402.7 metres

The composite interval of these three mineralized zones returned 0.18% U3O8over a true width of 26.8 metres.

This composite interval is approximately 60% wider than that of the deepest historical drill hole on the same section, which returned 0.17% U3O8over a true width of 16.0 metres. These results unequivocally demonstrate that the Michelin orebody not only persists under the historically defined depth of the deposit, but also gets wider and increases in grade.

In a statement by Dr Mark O’Dea, Fronteer’s President and CEO “The Michelin deposit is clearly open for expansion and our goal this year is to test its potential to host a 50 million pound uranium resource. This type of expansion would not only create a compelling stand alone opportunity, but would serve as a platform on which to build new discoveries in the district.” Fronteer also intersected 0.16% U3O8 over 11.4 metres including 0.24% U3O8 over 3.0 metres in drill hole TWM-05-92, a confirmation of hole M-72-92. This hole intersected the Michelin orebody at a vertical depth of 50 metres and confirms historical grades through this part of the deposit.

To date, a total of three additional deep holes have been completed beneath the Michelin deposit at vertical depths of 350 metres and 450 metres, all of which have intersected broad zones of mineralization comparable to M-05-02C and TWM-05-92. Assay results from these holes are pending and expected to be available in 3-4 weeks.

The Michelin deposit in Labrador, Canada, particularly when viewed in a broader district-scale context, rivals many uranium deposits in Mongolia, Namibia, Queensland and parts of the USA. Specifically:

•	It is an orebody that starts at surface, is demonstrably open for expansion and has an historical resource base of 18.2 million pounds grading 0.13% U3O8. (2.86 pounds of U3O8 per tonne of rock).

•	It is located in the world’s premier uranium producing country, with progressive and stable mining laws, and in a region with a track record for getting big deposits into production.

•	It is in an area with good infrastructure and strong local and provincial support.

Fronteer holds a 57% interest in Aurora Energy Inc. (“Aurora”), a private company created specifically to hold the above noted uranium assets in the Central Mineral Belt of Labrador. (Please see Fronteer news release June 20 2005) Fronteer is the operator of the current exploration campaign.

Drilling is also underway at the Otter Lake target area, and will soon commence at Jacque’s Lake. These target areas are the two largest airborne radiometric anomalies in the Labrador property holdings of Aurora, both of which have never been drill tested before. To view a map of the target areas please use the following link.

http://www.fronteergroup.com/i/IR/2005ExplorationCMB.jpg

In addition to uranium, Fronteer is actively drilling two advanced stage gold projects in western Turkey that are under option to Fronteer from Teck Cominco Limited, and has a portfolio of twelve 100% owned gold projects in Chiapas, Mexico.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Ian Cunningham-Dunlop, P.Eng, is the Qualified Person for Fronteer on this project. Uranium resources referred to for the Michelin Deposit are historical in nature. They were calculated by Brinex in the 1970s and are not compliant with National Instrument 43-101. The historical calculations include reserves in the proven, probable and possible categories, and were based upon extensive diamond drilling and underground sampling. Fronteer has not undertaken any independent investigation of the resource estimate nor has it independently analyzed the results of the previous exploration work in order to verify the classification of the resources, and therefore the historical estimates should not be relied upon. However, Fronteer believes that these historical estimates provide a conceptual indication of the potential of the property and are relevant to ongoing exploration. The drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the price of uranium, the timing and amount of estimated future resources and resource conversion rates, and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, economic and political stability in Canada, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Recent Form 20-F and Annual Information Form on file with the United States Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.